FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Share Repurchase Report for the reporting month from February 1, 2022 to February 28, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 14, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

[Cover]
[Document Filed]	Share Repurchase Report
[Applicable Law]	Article 24-6, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	March 14, 2022
[Reporting period]	From February 1, 2022 to February 28, 2022
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

Class of Shares: Common Stock
1. Status of repurchase
(1) Status of repurchase pursuant to a resolution approved by a General Meeting of Shareholders
Not applicable
(2) Status of repurchase pursuant to a resolution approved by a meeting of the Board of Directors

	As of February 28, 2022
	Number of shares (shares)		Total repurchase amount (JPY)
Status of the resolution of the Board of Directors (October 28, 2021) (Period of repurchase: from November 2, 2021 to April 29, 2022)		35,000,000	100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	February 10, 2022	1,004,300	3,507,346,300
	February 14, 2022	1,004,300	3,506,188,900
	February 15, 2022	1,004,300	3,516,072,700
	February 16, 2022	1,017,500	3,546,228,300
	February 17, 2022	1,017,500	3,551,263,300
	February 18, 2022	1,017,500	3,595,830,200
	February 21, 2022	1,017,500	3,589,945,000
	February 22, 2022	50,800	179,882,000
Total	ー	7,133,700	24,992,756,700
Aggregate shares repurchased as of the end of this reporting month		22,469,400	74,972,698,800
Progress of share repurchase (%)		64.20	74.97
(Note) The period of repurchase is listed on a trade date basis and the repurchase of shares is listed on a delivery date basis.

2. Status of disposition

As of February 28, 2022
	Number of shares disposed in the reporting month (shares)		Total amount of disposition (JPY)
Treasury shares disposed through offering	(Date)
	ー	—	—
Subtotal	ー	—	—
Treasury shares canceled	(Date)
	ー	—	—
Subtotal	ー	—	—
Treasury shares transferred upon merger, share exchange or company split	(Date)
	ー	—	—
Subtotal	ー	—	—
Other (upon request made by shareholders holding shares less than one unit)	(Date)
	February 15, 2022	89	306,427
Subtotal	ー	89	306,427
Total		89	306,427

3. Status of treasury shares held

As of February 28, 2022
Status of treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	1,582,252,525
Number of treasury shares held	22,645,558
(Notes) 1. The number of treasury shares held includes shares purchased on a demand for purchase made by shareholders holding shares less than one unit.
2. The number of treasury shares held does not include the shares held by the ESOP trust account and the shares held by the BIP trust account.